09042750

41 a. 11/24

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III A

SEC Mail Processing Section
NOV 17 2009
Washington, DC
110

SEC FILE NUMBER
8- 38945

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/08 (MM/DD/YY) AND ENDING 06/30/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Joseph Matthews & Co., Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7100 Hylan Blvd.
(No. and Street)

Staten Island, NY 10307-1915
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Joseph Quattrocchi 718-966-5700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rosenberg Rich Baker Berman & Company
(Name – *if individual, state last, first, middle name*)

380 Foothill Road, Bridgewater, NJ 08807
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 11/27

OATH OR AFFIRMATION

I, Joseph Quattrocchi, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Joseph Matthews & Co., Inc., as of June 30, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

PATRICIA VALDES
NOTARY PUBLIC OF NEW JERSEY
My Commission Expires February 5, 2013

Patricia Valdes
Notary Public

Signature

Vice President
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Joseph Matthews & Co., Inc.
Financial Statements and Supplementary Schedules
Pursuant to Rule 17a-5 of the
Securities and Exchange Commission
Year Ended June 30, 2009
As Restated

Joseph Matthews & Co., Inc.
Index to the Financial Statements
June 30, 2009
As Restated

Rosenberg Rich
Baker Berman
& COMPANY
A PROFESSIONAL ASSOCIATION OF
CERTIFIED PUBLIC ACCOUNTANTS

380 Foothill Road • P.O. Box 6483 • Bridgewater, NJ 08807-0483
Phone: 908-231-1000 • FAX: 908-231-6894
Website: www.rrbb.com • E-Mail: info@rrbb.com

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of
Joseph Matthews & Co., Inc.

We have audited the accompanying statement of financial condition of Joseph Matthews & Co., Inc. as of June 30, 2009 and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Security Exchange Act of 1934. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Joseph Matthews & Co., Inc. as of June 30, 2009 and the results of its operations, changes in stockholders' equity and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supporting schedule, Computation of Net Capital, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

As discussed in the RESTATEMENT footnote to the financial statements, the 2009 financial statements have been restated to correct a misstatement.

Rosenberg Rich Baker Berman & Company

Bridgewater, New Jersey
August 28, 2009, except for RESTATEMENT footnote
as to which the date is October 28, 2009

Joseph Matthews & Co., Inc.
Statement of Financial Condition
June 30, 2009
As Restated

Assets	
Current Assets	
Cash	$ 357
Receivable from clearing agent	5,135
Other receivables from mutual funds	163
Deposit with clearing agent	36,916
Prepaid expenses	3,496
Marketable securities, at fair market value, cost basis of $198,667	180,228
Total Current Assets	226,295
Furniture and equipment, at cost, less accumulated depreciation of $1,583	20,850
Total Assets	247,145
Liabilities and Stockholders' Equity	
Liabilities	
Accounts payable and accrued expenses	13,592
Margin account payable to clearing agent	45,119
Total Liabilities	58,711
Stockholders' Equity	
Common stock, no par value, 100 shares authorized; 35 shares issued; 33 shares outstanding	442,501
Additional paid in capital	408,175
Treasury stock, 2 common shares at cost	(20,000)
Retained (deficit)	(642,242)
Total Stockholders' Equity	188,434
Total Liabilities and Stockholders' Equity	$ 247,145

See notes to the financial statements.

Joseph Matthews & Co., Inc.
Statement of Operations
Year Ended June 30, 2009
As Restated

Revenues	
Commissions	$ 180,772
Net dealer inventory and investment losses	(12,854)
Total Income	167,918
Expenses	
Officer's compensation	91,000
Office salary	13,435
Clearing expenses	37,699
Trading expenses	5,949
Quote expenses	2,912
Licenses, dues and fees	7,421
Utilities	842
Professional fees	10,000
Communications	14,174
Office and postage	9,884
Rent	4,235
Payroll taxes	8,307
Insurance	31,755
Other operating expenses	1,278
Depreciation expense	2,237
Interest expense	3,955
Sales and travel expenses	12,858
Loss on disposal of fixed assets	400
Total Expenses	258,341
Net Loss	$ (90,423)

See notes to the financial statements.

Joseph Matthews & Co., Inc.
Statement of Changes in Stockholders' Equity
Year Ended June 30, 2009
As Restated

	Common Stock	Additional Paid In Capital	Treasury Stock	Retained (Deficit)	Total Stockholders' Equity
Balance at July 1, 2008	$ 442,501	$ 326,127	$ (20,000)	$ (551,819)	$ 196,809
Capital Contributions by Officers, as restated	-	82,048	-	-	82,048
Net Loss, as restated	-	-	-	(90,423)	(90,423)
Balance at June 30, 2009, as restated	$ 442,501	$ 408,175	$ (20,000)	$ (642,242)	$ 188,434

See notes to the financial statements.

Joseph Matthews & Co., Inc.
Statement of Cash Flows
Year Ended June 30, 2009
As Restated

Cash Flows From Operating Activities	
Net Loss, as restated	$ (90,423)
Adjustments to Reconcile Net Loss to Net Cash Used in Operating Activities:	
Depreciation expense	2,237
Loss on market value fluctuation of marketable securities	12,854
Loss on disposition of fixed assets	400
Changes in Assets and Liabilities	
Decrease in receivable from clearing agent	6,390
Decrease in other receivables from mutual funds	287
Decrease in deposit with clearing agent	288
Decrease in prepaid expenses	2,231
Increase in accounts payable and accrued expenses	2,645
Decrease in margin account payable to clearing broker	(8,930)
Total Adjustments	18,402
Net Cash Used in Operating Activities	(72,021)
Cash Flows From Investing Activities	
Purchase of fixed assets	(1,185)
Sale of marketable securities	12,435
Net Cash Provided by Investing Activities	11,250
Cash Flows From Financing Activities	
Cash received for additional paid in capital	60,800
Net Cash Provided by Financing Activities	60,800
Net Increase in Cash	29
Cash - July 1, 2008	328
Cash - June 30, 2009	$ 357
Supplemental Disclosures of Cash Flow Information:	
Income tax payments	$ -
Interest paid	$ 3,955
Supplemental Disclosures of Non-Cash Investing and Financing Activities:	
Office furniture and equipment contributed by officers/stockholders as additional paid in capital	$ 21,248

See notes to the financial statements.

NATURE OF ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Organization

Joseph Matthews & Co., Inc. is an introducing broker-dealer, located in New York, that places investment orders for clients throughout the country via an independent clearing agent. The Company is a member of Financial Industry Regulatory Authority (FINRA) (formerly the National Association of Securities Dealers, Inc. (NASD)) and Securities Investor Protection Corporation (SIPC).

Basis of Accounting

The Company employs the accrual method of accounting for both financial and income tax reporting purposes.

Estimates and Uncertainties

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results, as determined at a later date, could differ from those estimates.

Revenue Recognition

Customer securities transactions are recorded on a settlement date basis with related commission income and expenses also recorded on a settlement date basis. Securities transactions of the Company are recorded on a trade date basis.

Marketable securities are valued at fair market with the resulting realized difference between cost and market (or fair value) included in income. Fair market value fluctuations of securities maintained by the company are adjusted monthly with the resulting unrealized appreciation or depreciation included in the current income statement.

Deposit with Clearing Agent

The Company, per the terms of its clearing agreement, is required to maintain a restricted security deposit with its clearing broker. Such deposit amount is refundable to the Company upon termination of the agreement.

Furniture and Equipment

Depreciation of furniture and equipment is computed using both straight line and accelerated methods using useful lives of five to seven years. Repairs and maintenance expenditures which do not extend the useful lives of the related assets are expensed as incurred.

Advertising Costs

Advertising costs are charged to operations in the year incurred.

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes. Deferred income taxes arise from temporary differences resulting from income and expense items reported for financial accounting and tax purposes in different periods. Deferred taxes are classified as current or noncurrent, depending on the classification of the assets and liabilities to which they relate. Deferred taxes arising from temporary differences that are not related to an asset or liability are classified as current or noncurrent depending on the periods in which the temporary differences are expected to reverse. Deferred taxes are also recognized for operating losses that are available to offset future federal income taxes.

NATURE OF ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Fair Value of Financial Instruments

The fair values of cash, receivables, other current assets, accounts payable and accrued expenses, and margin payable approximate their carrying values because of the short term maturity of these financial instruments.

RECEIVABLE FROM AND MARGIN ACCOUNT PAYABLE TO CLEARING AGENT

The Company clears all security transactions through its clearing agent. In June 2009, the Company changed its clearing agent. Amounts earned are reconciled monthly and paid in the subsequent month. As a result, the Company considers the amounts due from its clearing agent to be fully collectible, and accordingly, no allowance for doubtful accounts has been established.

The Company owes a margin account balance of $45,119 at June 30, 2009 to its clearing agent, which is collateralized by securities owned by the Company.

NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission (SEC) Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Also, the rules of the SEC provide that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At June 30, 2009, the Company had net capital of $121,842 which was $71,842 in excess of its required net capital of $50,000. The Company's net capital ratio was 0.48 to 1.

INCOME TAXES

The Company has available net operating loss carryforwards which may be used to reduce Federal and State taxable income and tax liabilities in future years as follows:

Available Through	Net Operating Losses
2016	$ 48,762
2022	96,493
2023	96,255
2024	22,994
2025	11,763
2026	33,450
2028	93,698
2029	93,423
Total	$ 496,838

The total deferred tax asset is as follows:

Deferred tax asset	$ 169,000
Valuation allowance	(169,000)
Net Deferred Tax Asset	$ -

The valuation account increased by $32,000 as of June 30, 2009 due to the loss incurred in the current year.

RELATED PARTY TRANSACTIONS

On January 1, 2009, the Company relocated to a new building owned by two officers/stockholders of the Company. No formal lease agreement exists and no rent expense has been charged for the office usage for the second six months of the year ended June 30, 2009.

The same two officers personally contributed office furniture and equipment for the new office space totaling $21,248, which has been recorded as additional paid in capital. During the year, the officers also deposited cash contributions to capital in the amount of $65,800.

FAIR VALUE OF FINANCIAL INSTRUMENTS

SFAS No.157 defines fair value as the exchange price that would be received on the measurement date to sell an asset or the price paid to transfer a liability in the principal or most advantageous market available to the entity in an orderly transaction between market participants. SFAS No. 157 also establishes a three level fair value hierarchy that describes the inputs that are used to measure assets and liabilities.

Level 1

Level 1 asset and liability fair values are based on quoted prices in active markets for identical assets and liabilities. The Company holds marketable securities with a total fair value at June 30, 2009 of $180,228 that are measured as Level 1 assets.

Level 2

Level 2 asset and liability fair values are based on observable inputs that include: quoted market prices for similar assets or liabilities; quoted market prices that are not in an active market; or other inputs that are observable in the market and can be corroborated by observable market data for substantially the full term of the assets and liabilities. The Company holds no Level 2 assets at June 30, 2009.

Level 3

Level 3 assets and liabilities are financial instruments whose value is calculated by the use of pricing models and/or discounted cash methodologies, as well as financial instruments for which the determination of fair value requires significant management judgment or estimation. These methodologies may result in a significant portion of the fair value being derived from unobservable data. The Company holds no Level 3 assets at June 30, 2009.

RESTATEMENT

Subsequent to the original report issuance, management discovered a $5,000 advance from its clearing broker was erroneously recorded as a capital contribution from an officer of the company. The misposting included recording additional clearing broker trading expenses. The net effect of correcting the additional paid in capital and trading expenses for the year ended June 30, 2009, was to decrease the net capital contributions to the company during the year and to decrease trading expense for the year ended June 30, 2009. This correction of an error had zero net effect on ending net stockholders' equity of the corporation at June 30, 2009.

Joseph Matthews & Co., Inc.
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
June 30, 2009
As Restated

NET CAPITAL	
Total Stockholders' Equity	$ 188,434
Total Capital and Allowable Subordinated Liabilities	
Deductions and/or Charges	
Non-allowable assets	
Petty cash	(143)
Prepaid expenses	(3,496)
Furniture and equipment	(20,850)
Total Non-Allowable Assets	(24,489)
Net Capital Before Haircut on Securities Positions	163,945
Haircut on marketable securities	27,034
Haircut for undue concentrations	15,069
Net Capital	$ 121,842
AGGREGATE INDEBTEDNESS	
Items included in statement of financial condition	
Accounts payable and accrued expenses	$ 58,711
Total Aggregate Indebtedness	$ 58,711
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS	
Minimum net capital required (6 2/3% of total aggregate indebtedness)	$ 3,914
Minimum dollar net capital requirement	$ 50,000
Net Capital Requirement	$ 50,000
Excess Net Capital	$ 71,842
Ratio Aggregate Indebtedness to Net Capital	0.48 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION		
(included in Part IIA of Form X-17a-5(a) as of June 30, 2009)		
Net capital, as reported in Company's Part IIA (Unaudited) FOCUS report		$ 129,679
Net audit adjustments	- additional accrued expenses	(4,592)
	- depreciation expense and asset loss adjustments	(3,102)
	- non-allowable petty cash held	(143)
	- correction to additional paid in capital misposting	(5,000)
	- correction to expenses for misposting	5,000
Net capital per above		$ 121,842

Rosenberg Rich
Baker Berman
& COMPANY
A PROFESSIONAL ASSOCIATION OF
CERTIFIED PUBLIC ACCOUNTANTS

380 Foothill Road • P.O. Box 6483 • Bridgewater, NJ 08807-0483
Phone: 908-231-1000 • FAX: 908-231-6894
Website: www.rrbb.com • E-Mail: info@rrbb.com

Report of Independent Registered Public Accounting Firm On Internal Control Structure

The Board of Directors and Stockholders
of Joseph Matthews & Co., Inc.

In planning and performing our audit of the financial statements of Joseph Matthews & Co., Inc. as of and for the year ended June 30, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by Joseph Matthews & Co., Inc. including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g)(1), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. The Company introduces and forwards as a broker all transactions and accounts of customers to clearing brokers who carry such accounts on a fully disclosed basis; the Company handles no funds or securities of such customers. The Company effects transactions in securities for its own account through the clearing broker. Due to the nature of its business, the Company is exempt from rule 15c3-3 and various other SEC Rules and Regulations. Accordingly, we did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities. At June 30, 2009, the Company was in compliance with the conditions of its exemption from Rule 15c3-3 and no facts came to our attention during our audit that indicated that such conditions had not been complied with during the year under review.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to above. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to above and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use

or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objective referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at June 30, 2009 to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Rosenberg Rich Baker Berman & Company

Bridgewater, New Jersey
August 28, 2009